

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

September 5, 2008

John G. Heindel
Chief Executive Officer and Chief Financial Officer
PECO II Inc.
1376 State Route 598
Galion, Ohio 44833

       RE: **PECO II Inc.**
            Form 10-K for Fiscal Year Ended December 31, 2007
            Form 10-Q for Fiscal Quarter Ended March 31, 2008 and
            June 30, 2008
            File No. 0-31283

Dear Mr. Heindel:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

     If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

                          Sincerely,

                          Rufus Decker
                          Accounting Branch Chief